Exhibit 99.1

Press Release

CHINAEDU BOARD OF DIRECTORS APPROVED NEW MEMBER AT

ANNUAL BOARD MEETING

BEIJING — May 4, 2009 — ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced the election of Mr. Amol Shah to the ChinaEdu board of directors at the Company’s Board of Directors meeting held on April 27, 2009. Mr. Amol Shah replaces Ms. Shasha Chang, who announced her retirement in early April.  Ms. Chang was originally appointed as a board member in August 2005 by The McGraw-Hill Companies, an investor in ChinaEdu.  ChinaEdu’s board of directors is now comprised of seven directors, with three “independent” directors as defined pursuant to Nasdaq corporate governance rules.

“We are pleased to welcome Amol as a board member at ChinaEdu. We believe his leadership and operational expertise will contribute to our continued success in building upon our position as a leading online education provider in China,” said Ms. Julia Huang, Chairman and Chief Executive Officer. “We thank Shasha for her dedicated service and significant contributions to ChinaEdu during her tenure as our board member.  We wish her luck in her future endeavors.”

Mr. Amol Shah is Senior Vice President of Global Strategy for the McGraw-Hill Companies.  He oversees strategy development for the corporation and its business units. Mr. Shah also serves as Vice President of McGraw-Hill Ventures, which makes equity investments in innovative, high growth companies that are complementary to McGraw-Hill’s traditional business lines.  Prior to joining The McGraw-Hill Companies, he served as a Managing Director at Novantas LLC, a strategy consulting firm, where he served as a leading advisor on growth strategies.  Earlier in his career, Mr. Shah worked as a consultant specializing in financial services strategy for First Manhattan Consulting Group.  Mr. Shah earned his bachelor’s degree from the University of Pennsylvania and The Wharton School with a dual degree in engineering and economics through the Jerome Fisher Program in Management & Technology.  Mr. Shah also earned a MBA in finance from the Columbia Business School.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic

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program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 12 long-term, exclusive contracts that generally vary from 15 to 50 years in length.  ChinaEdu also performs recruiting services for 15 universities through our nationwide learning center network.

Company Contacts:

Lily Liu, CFO
ChinaEdu Corporation
Phone: +86 10 8418 6655 ext.1002
E-mail: ir@chinaedu.net

S. Jimmy Xia, IR Manager
ChinaEdu Corporation
Phone: +86 10 8418 6655 ext.1150
E-mail: ir@chinaedu.net

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